

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Mark Chess
Chief Executive Officer
Glori Acquisition Corp.
3 Azrieli Center (Triangle Tower), 42nd Floor
Tel Aviv, Israel, 67023

> **Re:** **Glori Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed January 16, 2014**
> **File No. 333-193387**
>
> **Amendment No. 1 to Schedule TO**
> **Filed February 3, 2014**
> **File No. 005-86919**
>
> **Amendment No. 1 to Schedule TO**
> **Filed February 3, 2014**
> **File No. 005-86919**

Dear Mr. Chess:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your intended timing for closing the Share Tender Offer and Warrant Tender Offer as well as requesting effectiveness of this Form S-4. In this regard,

it appears the Share Tender Offer, Warrant Tender, Redomestication and other related transactions comprise a single investment decision. Consequently, and in order to comply with Section 5 of the Securities Act of 1933, please understand this Form S-4 will need to be effective prior to the expiration of the two tender offers.

2. Please revise the disclosure in this Form S-4 to be consistent with disclosure revisions undertaken to address staff comments to the tender offer documents filed on January 10 and January 14, 2014.

3. We understand that Glori Energy, Inc. has recently entered into an agreement to acquire producing oil and gas properties from Petro-Hunt LLC for $40 million. Please update your disclosures to this document to reflect this recent development. Please also clarify whether you will include financial statements for the producing oil and gas properties in your registration statement pursuant to Item 14(e) of Form S-4 and Rule 8-04 of Regulation S-X. If this is not your intention, please submit the analyses that you performed in formulating your view.

Regarding the producing properties that you are acquiring in Wood County, Texas, please provide us with the petroleum engineering reports you used as the basis for the 2.8 MMBOE net proved reserves presented in your February 6, 2014 press release. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a. One-line recaps in spread sheet format for each well in the field within each proved reserve category including the dates of estimated first production for your proved undeveloped locations.
b. Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c. Individual income forecasts for all the wells/locations in the proved developed producing, proved developed non-producing and proved undeveloped categories. Please include the Texas Railroad Commission lease numbers for each of the wells.
d. Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells/locations in the proved developed and proved undeveloped categories as well as the AFE/capital cost inventory for each of the five largest (by net equivalent reserves) PUD locations. Please include the production histories for each of the wells and ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

4. Please provide the exemptions from registration claimed and briefly state the facts relied upon to make the exemption available for the following transactions:

- Conversion of the 1,437,500 Founders Shares into 1,437,500 shares of Common Stock;
- Conversion of the 4,820,000 Insider Warrants into 4,820,000 Insider Warrants of Infinity Acquisition;
- Conversion of the underwriter's 500,000 unit purchase options of Infinity Corp. into 100,000 shares of Infinity Acquisition's Common Stock;
- the warrants issuable pursuant to the Warrant Amendment; and
- Infinity Acquisition's issuance to Glori stockholders and warrant holders of 22,953,432 shares of Common Stock.

Summary of the Prospectus, page 1

Background of the Business Combination, page 5

5. In Infinity Cross Border Acquisition Corp.'s registration statement on Form F-1 filed on July 6, 2012, you disclose the following:

- "We will seek to acquire one or more growth businesses with a total enterprise value ranging from roughly $32,000,000 to $150,000,000, determined in the sole discretion of our officers and directors according to reasonably accepted valuation standards and methodologies…We do not intend to acquire either a start-up company or a company with negative cash flow."
- "We will focus on one or more businesses that have predictable revenue streams and definable low working capital and capital expenditure requirements."

- "In the event that we decide to enter into a business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which, as discussed in this prospectus, would be in the form of tender offer documents or proxy solicitation materials that we would file with the Securities and Exchange Commission, or the SEC."

In light of this above disclosure and outside of Glori's potential opportunities in China, please revise your filing to enhance your disclosure to explain why Glori was selected as the acquisition target. Clarify the extent to which any of the other potential targets met these criteria and, if they did, why you did not enter into a transaction with them.

6. Expand the discussion on page 6 to:
   - Explain how you identified the fifty potential targets;
   - Explain how you went from 50 to 20 to 10 then 7 potential targets;
   - Indicate whether Glori was one of the seven companies referenced in the fourth paragraph on page 6; and
   - The nature of the regulatory approval required for Company A

7. You disclose on page 7 that "a framework agreement is currently being discussed between Glori and Petro-King." Please revise your filing and subsequent amendments, as appropriate, to reflect any updates to this framework agreement.

8. You disclose on page 8 that "[o]n November 26, 2013, Mr. Chess updated Infinity Corp.'s board of directors on the status of the negotiations with Glori as well as the challenges of completing a transaction with Company A. Mr. Chess gave the board an overview of the terms of the transaction with Glori, the benefits to Infinity Corp.'s investors, and the challenges of closing a transaction with Glori." Please revise your filing in this section to disclose the challenges Mr. Chess discussed with the Infinity Corp.'s board. Please also revise your disclosure on pages 61-62 to include a discussion of these challenges.

9. You disclose on page 5 that "[a]s a condition to entering into the Merger Agreement, Glori required that Infinity Corp. effectuate certain changes with respect to the Infinity Corp. Warrants" and consequently, the Warrant Amendment was entered into. Please revise this section to explain why the company felt it was necessary to provide Glori with this amendment.

Material U.S. Federal Income Tax Consequences, page 10

10. Replace the language "except as otherwise provided…." to summarize, in reasonable detail, the disclosure under "U.S Holders That Own LessThan 10 Percent…." And "U.S. Holders that Own Infinity Corp. Securities …" on page 42.

11. Please provide a tax opinion regarding the effect of the merger on Infinity Acquisition shareholders or tell us why you believe this is unnecessary. Please see Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Price Range of Securities and Dividends, page 19

Dividends, page 19

12. You disclose here and elsewhere that Glori has four classes of preferred stock. You also disclose that "[Glori's] senior dividend preferences currently materially limit Glori's ability to pay dividends to the holders of its common stock" and that "[i]n the Transaction Merger, all outstanding shares of common stock and preferred stock of Glori will be terminated and in exchange therefor the holders thereof will be entitled to receive their portion of the merger consideration…with holders of Glori preferred stock being treated on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock." In an appropriate place in your filing, please revise to quantify the preferences each series of preferred stock will receive as part of the merger consideration.

Risk Factors, page 20

13. You disclose on page 9 that "Infinity Corp.'s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of its shareholders" and you quantify these interests on pages 9-10. Please revise your disclosure in both your Summary Risk Factors and Risk Factors section to quantify and disclose these conflicts of interests.

The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori's services., page 22

14. We note your statement that "…the reservoir must be waterflooded, or a candidate for waterflooding, must be composed of sandstone, must have permeability greater than 50 milli-darcies and must have a suitable water source. Glori believes that these requirements mean that approximately 50% of the world's oil recovery comes from reservoirs that are not suitable for the AERO System…" This implies to us that the remaining 50% of the world's reservoirs are suitable. Please explain to us how you determined the significance of all the above parameters' values, e.g. permeability greater than 50 millidarcies. Clarify whether you believe half of all oil reservoirs are suitable for application of your AERO system.

Glori's estimated proved reserves are based on many assumptions that may turn out to be inaccurate. The actual quantities and present value of Glori's proved reserves may prove to be materially lower than it has estimated., page 28

15. You state that your reserve information is reviewed by independent reserve engineers. On page F-30 you state that your proved reserve estimates were based on reports prepared by your independent petroleum engineers. Please amend your document by identifying the engineer and by filing the engineer's report as required by Item 1202(a)(8).

16. Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2012 proved reserves disclosures as referenced on page F-30. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

    a) One-line recaps in spread sheet format for each well in the field with proved reserves;
    b) Total company summary income forecast schedules for each proved reserve category;
    c) Individual income forecasts for all the wells in the proved developed category;
    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the wells in the proved developed category as well as the AFE/capital cost inventory for each of the wells in the field. Include a line item listing for the components of the future production costs that are projected in the report. Please distinguish those costs associated with microbial recovery from costs required for conventional operations. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

    If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

    If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

    Please direct these engineering items to:

    U.S. Securities and Exchange Commission
    100 F Street NE
    Washington, DC 20549-4628
    Attn: Ronald M. Winfrey

Material U.S. Federal Income Tax Consequences, page 35

17. Identify counsel upon whose opinion this disclosure is based.

The Merger Agreement, page 48

Minimum Cash Requirement, page 50

18. You disclose here and elsewhere that there is a $25.0 million cash requirement.   You also disclose here and elsewhere that this minimum includes amounts received from the PIPE Investment which will be for an amount "between $8.5 million and $25.0 million" while elsewhere, such on pages 4 and 120, you disclose the amount is between $8.5 million and $17.0 million. In this regard, we note Section 4.25 of the Merger and Share Exchange Agreement filed as Exhibit 2.1 states this range is $8.5 million to $25 million. Please clarify or revise.

Unaudited Condensed Combined Pro Forma Financial Statements, page 63

19. We understand from your disclosure on page 12 that you plan to account for the transaction with Glori Energy, Inc. as a reverse merger. Please expand your introductory pro forma note and other related disclosures (i) to clarify this point, (ii) to describe the reasons and expectations for control and ownership, and (iii) to explain how portrayal of the reverse merger in the Form 8-K that will be required within four days of completing the transaction and in subsequent periodic reports will differ from the pro forma information in your registration statement, particularly as it relates to the difference in fiscal year-ends, also specifying the fiscal period to be used in your future periodic reporting.

20. We note your disclosure indicating you have excluded the 2013 first quarter operating results of Glori Energy, Inc. in compiling your pro forma information for the six months ended September 30, 2013. Please modify your pro forma Statement of Operations to include two additional columns, showing (i) the operating results of Glori Energy, Inc. that are reported in the accompanying historic financial statements, and (ii) the first quarter results being eliminated to derive the interim activity utilized in compiling your pro forma presentation.

21. Please revise your disclosures to clarify the significance of your footnotes (1) on pages 69 and 70, stating that your pro forma statements "only reflect adjustments that would *not have occurred* assuming the business combination was consummated as of the beginning..." of the period presented. Any pro forma adjustments to the Statements of Operations should be (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable to comply with Rule 11-02(b)(6) of Regulation S-X.

22. We note your disclosures in footnotes (2) and (3) on page 69, and footnote (2) on page 70, explaining that you are excluding by way of pro forma adjustments the historical accounting for derivatives and warrants because these "do not exist in the business combination." Please expand your disclosures to further clarify how the particular terms of the transaction necessarily eliminate the securities to which these pro forma adjustments relate, or necessarily require extinguishment as a condition to the merger if this is your contention. Submit any details that you believe will be helpful in illustrating how these adjustments conform to Rule 11-02(b)(6) of Regulation S-X (e.g., are directly attributable to the merger as opposed to an expected consequence of the merger). Any pro forma adjustments that do not meet this criteria should be eliminated from your presentation.

Glori Business, page 71

23. We note the omission of the information required by Items 1204 and 1208 of Regulation S-K. Please amend your document to include this information.

24. You disclose on page 77 that "Glori believes its intellectual property and decades of research provide it with a strong competitive advantage and creates a high barrier to entry" and on page 29 that "Glori's success depends on its proprietary information and technology." Please revise to include the information required under Item 101(c)(1)(iv) of Regulation S-K.

25. Please provide the company's basis for its belief for the following statements:

- "its AERO System is superior to traditional enhanced oil recovery technologies both technologically and environmentally," page 73;
- "the AERO System is able to recover oil that other non-microbial enhanced oil recovery methods cannot," page 73;
- "its AERO System [presents] the lowest capital expenditure profile of any enhanced oil recovery technology since it requires no new meaningful infrastructure investment. In addition, Glori considers oil produced using its AERO System to have a distinct cost advantage over many renewable energy sources, including biofuels, in that the oil can be sold directly into existing markets using existing infrastructure," page 73;
- "the AERO System is better developed, has higher efficacy and is more broadly applicable than these other technologies," page 80; and

Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the relevant statement.

Glori Technology Services, page 72

26. We note your statement, "Glori's initial results on commercial field deployment indicate that the AERO System may recover up to <u>20% of the oil that remains trapped</u> in a reservoir after the application of conventional oil recovery operations, and may <u>improve total production rates by 60% to 100%.</u> Based on commercial applications, Glori believes that, excluding minimal upfront capital investment, Glori's technology can recover incremental oil at an <u>operating cost of less than $6 per barrel</u>, depending on the size and life of the project. <u>Glori believes that this incremental oil would not have been recovered without implementation of the AERO System.</u>" Please illustrate for us, with reasonable detail, the methods/calculations you used to arrive at the underlined conclusions. Include the figures for important parameters, e.g. production rates, recovery efficiencies, production costs. Please also revise to clarify whether or not this $6/barrel amount includes R&D and SG&A.

27. On page 73, you state "Glori estimates the annual incremental production opportunity for oil producers using the AERO System to be greater than $10 billion…". Please furnish to us the figures and calculations you used to arrive at the $10 billion amount.

28. "Glori is focused on the United States and Canada as initial target markets for its AERO System, and is additionally exploring opportunities to develop projects in the Middle East, initially in Oman, and South America, initially in Brazil. Glori's target market represents <u>over 1 trillion barrels of proved reserves</u>, nearly 80% of the world." With reasonable detail, please illustrate for us the procedures and figures you used to calculate the underlined volumes. Alternatively, you may delete this statement from your document.

29. We note your statement, "Glori has verified this process by continuous operation of an oil field pilot project for more than three years during which no significant change in the n-alkane distribution…". Please expand this to discuss the significance of n-alkane analysis.

Technology, page 73

Glori's Technology, page 73

30. Please revise to explain why it is beneficial that microbes residing in oil reservoirs use oil as a "substrate," and please define this term in context.

Glori's Competitive Strengths, page 76

31. We note the statement, "Glori has not only demonstrated the commercial efficacy of its technology, but has passed the significant milestone of one million incremental gallons of

oil produced via the AERO System." Please furnish to us a spread sheet that presents the incremental oil volumes, the periods of recovery and a description of the properties that produced the million gallons of incremental oil.

Milestones and Commercialization Strategy, page 77

32. We note your statement "Glori has determined through field sampling and laboratory testing that <u>hydrocarbon bearing reservoirs contain microbes</u> that are capable of utilizing the residual hydrocarbon to grow, and in doing so create biomass as biofilms." Please clarify whether <u>all</u> hydrocarbon bearing reservoirs contain microbes suitable for enhanced recovery.

Acquisitions, page 78

33. Please furnish to us the daily operations narratives and production figures for the North Etzold property that supports your statement of a production increase of 45%. Include the reservoir properties such as permeability, rock type and cumulative production.

Customers, page 79

34. You disclose in this section that "[d]uring 2013, three individual E&P companies each exceeded 10% of Glori's total service revenues for the year" and on page 21 that "Glori's revenue to date has been derived from a limited number of customers, and the loss of any of these customers could materially harm its business, financial condition and results of operations." Please revise to provide the information required under Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Glori, page 82

Liquidity and Capital Resources, page 88

35. You disclose in this section that "[d]uring the twelve months after completion of Transaction Merger, Glori expect [sic] its principal sources of liquidity to be the cash provided by the Transaction Merger, cash flows from operating activities and borrowings under an anticipated new credit facility to be used for financing oil property acquisitions" and that "Glori expects these amounts will fully fund its capital expenditure requirements and working capital needs for at least the next twelve months." You also disclose that "Glori believes that it will have sufficient liquidity and capital resources to meet its current operating requirements and expansion plans for the next twelve months." Please revise this section to describe and quantify Glori's anticipated capital expenditure requirements and expansion plans for the next twelve months. Please see Item 303(a) of Regulation S-K.

Compensation of Directors and Officers, page 109

36. Please revise this section to provide Glori's compensation for the 2013 fiscal year. Please see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

Security Ownership of Certain Beneficial Owners and Management, page 113

37. Please revise to identify the person(s) with dispositive and voting power over shares held by Energy Technology Ventures, LLC.

Certain Relationships and Related Transactions, page 119

38. Please revise this section to include the Sponsor loans discussed on page 5. Your disclosure in the last paragraph on page 119 is insufficient in this regard. Please see Item 404(a)(1), 404(a)(5) and 404(d) of Regulation S-K.

Financial Statements, page F-1

39. Please confirm your plan to update the historical and pro forma financial statements of Infinity Cross Border Acquisition Corporation and Glori Energy, Inc. through December 31, 2013 by February 12, 2014, and February 18, 2014, respectively, to comply with Rule 8-08 of Regulation S-X, if your registration statement is not effective prior to these dates. Please also confirm your plan for reporting your reverse merger pursuant to Item 5.01(a)(8) of Form 8-K, within four business days of completing the transaction, including the audited financial statements of Glori Energy, Inc. through December 31, 2013; and if you do not intend to retain the Glori Energy, Inc. fiscal year-end of December 31, your plan to file the transition report required by Rule 13a-10 of Regulation 13A.

Notes to Consolidated Financial Statements, page F-7

Quantities of Proved Reserves, page F-31

40. We note the significant changes to your proved reserves: 2011 and 2012 revisions and 2012 acquisitions. FASB ASC Paragraph 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances of the reserve changes in 2011 and 2012.

Exhibits

41. Please file all material agreements. For example, it does not appear the following are filed:

- Form of Amendment No. 1 to the Warrant Agreement; and
- the $8 million loan facility with Hercules Technology Growth Capital

    Moreover, it does not appear that the financing transactions referenced on page 90 are filed. Please thoroughly review your filing for compliance with this comment. Please see Item 601(b)(10) of Regulation S-K.

Amendment No. 1 to Schedules TO-I filed February 3, 2014

42. Please refer to your response to prior comment 4 of the letter related to the tender offers dated January 28, 2014. You indicate you intend to aggregate the number of persons exercising appraisal rights with persons who choose to tender in the offer. This response suggests that there is an additional condition to the offer that no more than a certain percentage of shareholders exercise their appraisal rights. Please advise or revise your disclosure to specify any and all conditions to your offer.

43. We note that the press release accompanying the Schedule TO-I/A continues to contain language that is inconsistent with the requirements set forth in Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3). Please revise future filings, inclusive of exhibits, in the manner set forth on page 26, as amended.

44. We note your response to prior comment 7 and reissue the comment. Please provide the analysis requested, with specific reference to the potential effect referenced in Rule 13e-3(a)(3)(ii)(B).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Mellissa Duru, Office of Mergers & Acquisitions at (202) 551-3757 if you have questions relating to the tender offers. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP